UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

DBV Technologies S.A. (the “Company”) is furnishing this Amended Report of Foreign Private Issuer on Form 6-K/A (the “Amendment”) to amend the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on July 27, 2015 (the “Original Form 6-K”) solely to furnish its (i) unaudited interim condensed statement of consolidated financial position as of June 30, 2015 and (ii) unaudited interim condensed statements of consolidated income (loss) for the six months ended June 30, 2015.

Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original Form 6-K, including with respect to any events occurring after the furnishing of the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: January 7, 2016	By:	/s/ David Schilansky
	Name: Title:	David Schilansky Chief Operating Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Unaudited Interim Condensed Statement of Consolidated Financial Position as of June 30, 2015

99.2	Unaudited Interim Condensed Statements of Consolidated Income (Loss) for the Six Months Ended June 30, 2015